UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42426

FAST TRACK GROUP

(Registrant’s Name)

12 Mohamed Sultan Road,

#04-01, Singapore 238961

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Chief Financial Officer

On July 22, 2025, Mr. Kwong Choong Kuen tendered his resignation as the Chief Financial Officer (“CFO”) of Fast Track Group (the “Company”), effective on August 22, 2025. Mr. Kwong has advised the Company that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Mr. Kwong as the CFO of the Company, on August 20, 2025, the Company appointed Mr. Yip Wai Foong to serve as the new CFO of the Company, effective on August 22, 2025.

Mr. Yip Wai Foong has over 14 years of financial experience across industries. From September 2023 to August 2025, Mr. Yip served as the Audit Director at W.P Yip & Co, leading and overseeing statutory audits for companies. From July 2018 to August 2023, Mr. Yip was a Senior Commercial Manager of GroupM Malaysia. Mr. Yip also worked as the Head of Finance at RedTix (AirAsia Group) from March 2018 to June 2018. Mr. Yip holds a Bachelor of Science in Applied Accounting from Oxford Brookes University and is a Fellow of the Association of Chartered Certified Accountants (FCCA). His extensive expertise in financial reporting, compliance, and strategic decision-making continues to drive sustainable growth for the Company.

There are no family relationships between Mr. Yip and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Yip and any other person pursuant to which he was appointed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAST TRACK GROUP

Date: August 22, 2025	By:	/s/ Lim Sin Foo, Harris
	Name:	Lim Sin Foo, Harris
	Title:	Chief Executive Officer, and Director

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